Exhibit 1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 33-63418 on Form S-8 of our report dated May 31, 2011, relating to the statement of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan as of November 30, 2010, and the related statement of changes in net assets available for benefits for the year then ended, and the related schedule of assets (held at end of year) as of November 30, 2010, appearing in this Annual Report on Form 11-K of the Jefferies Group, Inc. Employees’ Profit Sharing Plan for the year ended November 30, 2010.
/s/ Deloitte & Touche LLP
New York, New York
May 31, 2011